Exhibit 12.1
POLYMER GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

In thousands, except ratio data	Predecessor				Successor
	Fiscal Year Ended (1)			One Month Ended January 28, 2011	Eleven Months Ended December 31, 2011	Fiscal Year Ended December 29, 2012
	January 3, 2009	January 2, 2010	January 1, 2011
Income (loss) from continuing operations before provision (benefit) for income taxes	$(2,543)	$17,601	$16,329	$(17,753)	$(73,101)	$(18,383)
Add:
Interest Expense	33,405	27,504	31,876	1,978	46,913	50,859
Amortizations of capitalized interest	902	930	953	68	112	238
Portion of rental expense under operating leases deemed to be the equivalent of interest	1,503	1,651	3,258	338	2,704	4,843
Adjusted earnings	$33,267	$47,686	$52,416	$(15,369)	$(23,372)	$37,557
Fixed charges:
Interest expense	$33,405	$27,504	$31,876	$1,978	$46,913	$50,859
Capitalized interest	983	221	875	241	1,783	1,823
Portion of rental expense under operating leases deemed to be the equivalent of interest	1,503	1,651	3,258	338	2,704	4,843
Total fixed charges	$35,891	$29,376	$36,009	$2,557	$51,400	$57,525
Ratio of earnings to fixed charges (2)(3)	—	1.6x	1.5x	—	—	—

(1)	The year ended January 3, 2009 includes 53 weeks. All other fiscal years reported include 52 weeks.

(2)
For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before provision for income taxes plus fixed charges. Fixed charges include cash and non-cash interest expense, whether expensed or capitalized, amortization of debt issuance cost and the portion of rental expense representative of the interest factor.

(3)
Earnings were insufficient to cover fixed charges for the fiscal year ended December 29, 2012, the eleven month period ended December 31, 2011, the one month period ended January 28, 2011 and the fiscal year ended by January 3, 2009 by $20.0 million, $74.8 million, $17.9 million, and $2.6 million, respectively.